Exhibit 99.1

Paris, October 31, 2018

Sanofi Q3 2018 Performance Confirms Return to Growth

	Q3 2018	Change	Change at CER	9M 2018	Change		Change at CER
IFRS net sales reported	€9,392m	+3.7%	+6.3%	€25,466m	-3.5%		+2.1%
IFRS net income reported	€2,274m	+45.7%	—	€4,052m	-51.1	%(2)	—
IFRS EPS reported	€1.82	+46.8%	—	€3.25	-50.7	%(2)	—
Business net income(1)	€2,299m	+7.6%	+10.3%	€5,455m	-2.9%		+4.2%
Business EPS(1)	€1.84	+8.2%	+11.2%	€4.37	-2.0%		+5.2%

Third-quarter sales(3) growth led by Specialty Care and Vaccines with strong support from Emerging Markets

•	Net sales were €9,392 million, an increase of 3.7% on a reported basis, 6.3%(3) at CER and 3.4% at CER/CS (4).

•	Sanofi Genzyme sales up 36.1% (14.9% at CER/CS(4)) driven by Immunology and Rare Blood Disorder franchises.

•	Vaccines delivered solid growth with sales up 8.2%, supported by the Pentaxim® recovery.

•	CHC sales increased 4.1% with growth across all geographies and key categories.

•	DCV(5) GBU sales were down 12.1%; Global Diabetes franchise sales declined 9.2%, with non-U.S. sales up 4.7%.

•	Emerging Markets sales(6) were up 10.4% supported by Vaccines and strong pharmaceutical growth in China.

Q3 2018 business EPS reflects beginning of new growth period

•	Third-quarter 2018 business EPS(1) up 11.2 % at CER to €1.84.

•	Third-quarter 2018 IFRS EPS was €1.82 (up 46.8%) reflecting €537 million of net capital gain related to EU generics.

•	Business operating income increased 6.4% at CER.

•

Business EPS(1) in 2018 now expected to grow 4% to 5% at CER(7) barring unforeseen major adverse events. Currency impact on 2018 Business EPS estimated to be around -6% applying the average October exchange rates.

Key achievements in sustaining innovation in R&D

•	Dupixent® approved in the U.S. for treatment of moderate-to-severe asthma.

•	Libtayo® approved in the U.S. for treatment of CSCC(8).

•	Cablivi® approved for aTTP(9) in EU and priority review granted in the U.S.

•	Praluent® ODYSSEY OUTCOMES results accepted for review by the FDA.

•	Dupixent® submitted to the FDA and the EMA for treatment of moderate-to-severe atopic dermatitis in adolescents.

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“In the third quarter, Sanofi entered a new growth phase. We delivered strong results with double-digit growth in Specialty Care and Emerging Markets, while Vaccines contributed a high-single digit increase in sales. In addition, we are looking forward to expanding our Specialty Care business with the launches of Libtayo®, Cablivi® and Dupixent® for asthma. Based on the underlying dynamics demonstrated in the quarter, Sanofi is now well positioned to deliver growth”.

(1)

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 8 for definitions). The consolidated income statement for Q3 2018 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) Excluding Animal Health gain on disposal, first nine months IFRS net income was up 6.6% and first nine months IFRS EPS was up 7.6%; (3) Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8); (4) Constant Structure: Adjusted for Bioverativ acquisition; (5) DCV: Diabetes and Cardiovascular; (6) See definition page 8; (7) 2017 business EPS was €5.52; (8) Cutaneous Squamous Cell Carcinoma; (9) Acquired thrombotic thrombocytopenic purpura.

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

Website: www.sanofi.com Mobile app: SANOFI IR available on the App Store and Google Play

2018 third-quarter and nine-months Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(10).

In the third quarter of 2018, Company sales were €9,392 million, up 3.7% on a reported basis. Exchange rate movements had a negative effect of 2.6 percentage points mainly driven by the movement of the Argentine Peso, Brazilian Real and Turkish Lira. At CER, Company sales increased 6.3%.

First nine months Company sales reached €25,466 million, down 3.5% on a reported basis. Exchange rate movements had an unfavorable effect of 5.6 percentage points. At CER, Company sales were up 2.1%.

Global Business Units

The table below presents sales by Global Business Unit (GBU). Please note that Emerging Markets sales for Specialty Care and Diabetes and Cardiovascular are included in the General Medicines and Emerging Markets GBU.

Net Sales by GBU (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Sanofi Genzyme (Specialty Care)(a)	1,904	+36.1%	5,172	+28.6%
Diabetes and Cardiovascular(a)	1,146	-12.1%	3,341	-14.5%
General Medicines & Emerging Markets(b)	3,160	+0.6%	9,896	-1.6%
Total Pharmaceuticals	6,210	+6.1%	18,409	+2.3%
Consumer Healthcare (CHC)	1,113	+4.1%	3,466	+3.3%
Sanofi Pasteur (Vaccines)	2,069	+8.2%	3,591	-0.3%
Total net sales	9,392	+6.3%	25,466	+2.1%

(a)	Does not include Emerging Markets sales - see definition page 8; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care

Global Franchises

The tables below present third-quarter and first nine months 2018 sales by global franchise, including Emerging Markets sales, to facilitate comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

Net sales by Franchise (€ million)	Q3 2018	Change at CER	Developed Markets	Change at CER	Emerging Markets	Change at CER
Specialty Care	2,160	+34.6%	1,904	+36.1%	256	+26.3%
Diabetes and Cardiovascular	1,536	-6.3%	1,146	-12.1%	390	+14.2%
Established Rx Products	2,131	-3.2%	1,220	-9.1%	911	+5.5%
Consumer Healthcare (CHC)	1,113	+4.1%	731	+3.8%	382	+4.6%
Generics	383	-5.6%	222	-9.8%	161	0.0%
Vaccines	2,069	+8.2%	1,640	+5.4%	429	+19.8%
Total net sales	9,392	+6.3%	6,863	+4.7%	2,529	+10.4%

Net sales by Franchise (€ million)	9M 2018	Change at CER	Developed Markets	Change at CER	Emerging Markets	Change at CER
Specialty Care	5,941	+26.9%	5,172	+28.6%	769	+17.5%
Diabetes and Cardiovascular	4,531	-8.2%	3,341	-14.5%	1,190	+14.7%
Established Rx Products	6,717	-5.9%	3,848	-14.5%	2,869	+7.7%
Consumer Healthcare (CHC)	3,466	+3.3%	2,283	0.0%	1,183	+9.7%
Generics	1,220	-2.0%	708	-5.6%	512	+2.8%
Vaccines	3,591	-0.3%	2,593	+1.5%	998	-4.3%
Total net sales	25,466	+2.1%	17,945	-0.4%	7,521	+7.9%

(10)	See Appendix 8 for definitions of financial indicators.

Pharmaceuticals

Third-quarter Pharmaceutical sales were up 6.1% to €6,210 million mainly driven by the Rare Blood Disorder and Immunology franchises which were partially offset by Diabetes and Established Rx Products. First nine months sales for Pharmaceuticals increased 2.3% to €18,409 million.

Rare Disease franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Myozyme® / Lumizyme®	209	+13.7%	614	+10.8%
Fabrazyme®	191	+12.0%	549	+8.3%
Cerezyme®	165	+3.9%	521	+5.5%
Aldurazyme®	49	+8.0%	152	+3.8%
Cerdelga®	41	+32.3%	115	+30.1%
Others Rare Disease	71	-4.1%	213	-5.1%
Total Rare Disease	726	+9.3%	2,164	+7.4%

In the third quarter, Rare Disease delivered a solid performance with sales up 9.3% to €726 million, driven by Pompe, Gaucher and Fabry therapies. In the U.S. and Europe, third-quarter Rare Disease sales grew 7.9% (to €271 million) and 4.7% (to €244 million), respectively while Emerging Markets sales were up 28.1% to €124 million. First nine months Rare Disease sales increased 7.4% to €2,164 million.

Third-quarter Myozyme®/Lumizyme® sales grew 13.7% to €209 million, supported by positive trends in treatment naïve patient accruals. Third-quarter Myozyme®/Lumizyme® sales increased 14.3% to €72 million in the U.S. and 2.3% to €90 million in Europe, respectively. First nine months Myozyme®/Lumizyme® sales increased 10.8% to €614 million.

Third-quarter Gaucher (Cerezyme® and Cerdelga®) sales were up 8.1% to €206 million, supported by the increasing penetration of Cerdelga® in Europe and the sustained growth of Cerezyme® in Emerging Markets. Third-quarter Cerdelga® sales increased 32.3% to €41 million. First nine months Gaucher sales were €636 million, up 9.0%.

Third-quarter Fabrazyme® sales grew 12.0% to €191 million. Third-quarter sales in the U.S. and Europe increased 11.2% (to €100 million) and 10.0% (to €43 million), respectively. First nine months Fabrazyme® sales were up 8.3% to €549 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Aubagio®	426	+12.6%	1,201	+8.1%
Lemtrada®	99	-10.6%	306	-10.8%
Total Multiple Sclerosis	525	+7.3%	1,507	+3.7%

Third-quarter Multiple Sclerosis (MS) sales were up 7.3% to €525 million, as double-digit Aubagio® sales growth was partially offset by lower Lemtrada® sales. First nine months MS sales increased 3.7% to €1,507 million.

Third-quarter Aubagio® sales increased 12.6% to €426 million, driven by the U.S. (up 10.2% to €305 million) and Emerging Markets (up 125.0% to €13 million) performance. In Europe, sales were up 8.1% to €93 million. First nine months Aubagio® sales increased 8.1% to €1,201 million.

In the third quarter, Lemtrada® sales decreased 10.6% to €99 million due to lower U.S. sales (down 18.3% to €51 million) reflecting increased competition. In Europe, Lemtrada® sales were down 5.0% to €38 million. First nine months Lemtrada® sales decreased 10.8% to €306 million.

Immunology franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Dupixent®	225	+198.7%	508	+428.7%
Kevzara®	22	ns	52	ns
Total Immunology	247	+218.2%	560	+465.4%

Dupixent® (collaboration with Regeneron) for the treatment of moderate-to-severe atopic dermatitis in adults generated sales of €225 million in the third quarter compared to €75 million in the third quarter of 2017. In the U.S., Dupixent® sales reached €189 million in the third quarter (up 152.7%). Demand for the product remains strong with more than 63,000 patients having been prescribed to date and total prescriptions (source: IQVIA weekly TRx data) increasing 16% sequentially in the third quarter. Trade inventory in the third quarter is estimated to be steady at approximately four weeks. Dupixent was launched in 13 countries since its first approval and in four countries in the third quarter including the UK. Third-quarter sales in Europe were €20 million. First nine months Dupixent® sales were €508 million compared to €101 million in the same period of 2017. In October, Dupixent® was approved in the U.S. as an add-on maintenance therapy in patients with moderate-to-severe asthma aged 12 years and older with an eosinophilic phenotype or with oral corticosteroid-dependent asthma.

Kevzara® (collaboration with Regeneron) for rheumatoid arthritis generated sales of €22 million in the third-quarter, of which €18 million was in the U.S. reflecting improved commercial coverage. Kevzara® launched in new countries in the third quarter including Italy, France, Switzerland and Spain. First nine months Kevzara® sales were €52 million.

Rare Blood Disorder franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Eloctate®	193	—	412	—
Alprolix®	88	—	190	—
Total Rare Blood Disorder	282	—	603	—

Bioverativ was consolidated in Sanofi’s Financial Statements from March 9, 2018. Third-quarter sales of the Rare Blood Disorder franchise were €282 million (up 8.7% on a pro forma basis(11)), including non-U.S. sales of €66 million with Japan as the primary contributor. First nine months consolidated sales of the Rare Blood Disorder franchise were €603 million, up 15.1% on a pro forma basis(11).

Eloctate®, a recombinant antihemophilic Factor VIII, indicated for the treatment of hemophilia A, generated sales of €193 million in the third quarter, up 11.0% on a pro forma basis(11). This performance reflects continued share gains in moderate and severe hemophilia A patients in the U.S., Japan and Australia, partially offset by a decline in sales in Canada following tender loss. First nine months consolidated Eloctate® sales were €412 million, up 19.0% on a pro forma basis(11).

Alprolix®, a recombinant coagulation Factor IX, indicated for the treatment of hemophilia B, generated sales of €88 million in the third quarter, up 3.1% on a pro forma basis(11). First nine months consolidated Alprolix® sales were €190 million, up 7.0% on a pro forma basis(11).

In September, the European Commission granted marketing authorization for Cablivi® (caplacizumab) for the treatment of adults with acquired thrombotic thrombocytopenic purpura (aTTP). Cablivi® was recently launched in its first market, Germany.

Oncology franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Jevtana®	106	+17.8%	308	+12.5%
Thymoglobulin®	75	+7.0%	219	+6.4%
Eloxatin®	49	+8.9%	139	+6.7%
Taxotere®	44	+2.3%	128	0.0%
Mozobil®	42	0.0%	124	+6.5%
Zaltrap®	22	+15.8%	68	+32.1%
Others	42	-22.6%	121	-38.9%
Total Oncology	380	+4.7%	1,107	+0.3%

(11)

Growth comparing full third-quarter 2018 sales versus full third-quarter 2017 sales, and full first nine months 2018 sales versus full first nine months 2017 sales at CER. Excluding the Sobi contract manufacturing sales. Unaudited data.

Third-quarter Oncology sales increased 4.7% to €380 million. Consistent with the Company’s portfolio prioritization efforts, Sanofi sold Leukine® on January 31, 2018. Excluding Leukine®, Oncology third-quarter sales were up 6.7%. First nine months Oncology sales were up 0.3% to €1,107 million and up 5.1% excluding Leukine®.

Jevtana® sales were up 17.8% to €106 million in the third quarter supported by the performance in the U.S. (up 18.4% to €45 million). First nine months Jevtana® sales increased 12.5% to €308 million. In the third quarter, Thymoglobulin® and Eloxatin® sales increased 7.0% (to €75 million) and 8.9% (to €49 million), respectively, with growth driven by China. First nine months sales of Thymoglobulin® and Eloxatin® were up 6.4% (to €219 million) and up 6.7% (to €139 million), respectively.

In September, Libtayo® (cemiplimab-rwlc, collaboration with Regeneron) was approved in the U.S. for the treatment of patients with metastatic cutaneous squamous cell carcinoma (CSCC) or locally advanced CSCC who are not candidates for curative surgery or curative radiation. Libtayo® is the only treatment for advanced CSCC approved by the FDA.

Diabetes franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Lantus®	897	-18.2%	2,699	-18.8%
Toujeo®	215	+10.7%	629	+10.7%
Total glargine	1,112	-13.9%	3,328	-14.6%
Amaryl®	88	+8.4%	258	+6.6%
Apidra®	85	+1.1%	268	+2.5%
Insuman®	21	-8.0%	68	-11.1%
Admelog®	26	—	36	—
Soliqua®	20	+150.0%	46	+188.2%
Total Diabetes	1,375	-9.2%	4,097	-10.4%

In the third quarter, global Diabetes sales decreased 9.2% to €1,375 million, due to lower glargine (Lantus® and Toujeo®) sales in the U.S. Third-quarter U.S. Diabetes sales were down 24.3% to €571 million, reflecting the previously announced changes in coverage of the Part D business and a continued decline in average U.S. glargine net prices. Third-quarter sales in Emerging Markets increased 13.4% to €385 million. Third-quarter sales in Europe decreased 2.2% to €304 million, supported by Toujeo® growth. First nine months global Diabetes sales decreased 10.4% to €4,097 million.

Third-quarter glargine (Lantus® and Toujeo®) sales decreased 13.9% to €1,112 million. U.S. glargine sales were down 29.3% to €511 million, reflecting the aforementioned changes in coverage in Part D and a continued decline in average U.S. glargine net prices. In Europe, glargine sales decreased 1.7% to €232 million reflecting strong Toujeo® performance. First nine months glargine sales decreased 14.6% to €3,328 million. In 2019, Sanofi expects Glargine to maintain broad payer coverage across Commercial and Medicare lives.

In the third quarter, Lantus® sales were €897 million, down 18.2%. In the U.S., Lantus® sales decreased 31.7% to €419 million, mainly reflecting lower average net price and changes in coverage in Part D. In Europe, third-quarter Lantus® sales were €161 million, down 12.0% due to biosimilar glargine competition and patients switching to Toujeo®. In Emerging Markets, third-quarter Lantus® sales were up 3.9% to €243 million. First nine months Lantus® sales decreased 18.8% to €2,699 million. Following Merck’s decision not to commercialize insulin glargine in the U.S., and Merck’s subsequent filing of motions to dismiss the U.S. pen and vial patent cases, Sanofi and Merck jointly filed stipulations on October 26 2018, asking the New Jersey and Delaware District Courts to dismiss the New Jersey and Delaware patent cases concerning Merck’s proposed insulin glargine pen and vial products. On October 29, 2018, the Delaware Court ordered the dismissal and thus the Delaware pen patent case is now closed.

Third-quarter Toujeo® sales were €215 million, up 10.7%. In the U.S., third-quarter Toujeo® sales were €92 million, down 15.7%. In Europe and Emerging Markets, third-quarter Toujeo® sales were €71 million (up 33.3%) and €34 million (versus €17 million), respectively. First nine months Toujeo® sales increased 10.7% to €629 million.

Amaryl® sales were €88 million, up 8.4% in the third quarter, of which €76 million were generated in Emerging Markets (up 14.5%). First nine months Amaryl® sales were up 6.6% at €258 million.

Third-quarter Apidra® sales increased 1.1% to €85 million. Lower sales in the U.S. (down 19.0% to €17 million) were offset by strong growth in Emerging Markets (up 40.9% to €26 million). First nine months Apidra® sales increased 2.5% to €268 million.

Admelog® (insulin lispro injection) 100 Units/mL, which was launched in the U.S. in April, generated sales of €26 million in the third quarter mainly due to access in Managed Medicaid. First nine months Admelog® sales were €36 million.

Third-quarter and first nine months Soliqua® 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection) and Suliqua™ sales were €20 million and €46 million, respectively.

Cardiovascular franchise

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Praluent®	68	+64.3%	179	+58.5%
Multaq®	93	+13.6%	255	+3.1%
Total cardiovascular franchise	161	+30.9%	434	+20.3%

Third-quarter Praluent® (collaboration with Regeneron) sales increased 64.3% to €68 million, of which €41 million was generated in the U.S. (up 46.4%) and €22 million in Europe (up 83.3%). First nine months Praluent® sales increased 58.5% to €179 million. The company continued to make progress in the third quarter with U.S. payers to simplify utilization management criteria (UM) in order to provide improved quality of access for patients in return for significantly higher rebates. As a result, around 39% of lives representing 52% of Praluent® sales in the Commercial channel now benefit from improved UM criteria.

Third-quarter and first nine months Multaq® sales were up 13.6% (to €93 million) and up 3.1% (to €255 million), respectively.

Established Rx Products

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Lovenox®	351	-0.3%	1,119	-1.1%
Plavix®	351	-0.3%	1,112	+3.0%
Aprovel®/Avapro®	158	+6.7%	501	-1.5%
Renvela®/Renagel®	114	-25.0%	315	-48.5%
Synvisc® /Synvisc-One®	72	-23.2%	232	-17.3%
Myslee®/Ambien®/Stilnox®	56	-9.5%	172	-8.5%
Allegra®	18	-25.0%	98	-16.7%
Other	1,011	-0.8%	3,168	-1.6%
Total Established Rx Products	2,131	-3.2%	6,717	-5.9%

In the third quarter, Established Rx Products sales decreased 3.2% to €2,131 million, reflecting lower U.S. sales of Renvela®/Renagel® (sevelamer) due to generic competition and competitive dynamic for Synvisc®. First nine months Established Rx Products sales decreased 5.9% to €6,717 million.

Third-quarter Lovenox® sales decreased 0.3% to €351 million, reflecting biosimilars competition in the UK, Poland Germany and Italy (sales in Europe were down 9.1% to €200 million), which offset growth in Emerging Markets (up 23.2% to €123 million). First nine months Lovenox® sales were down 1.1% to €1,119 million.

In the third quarter, Plavix® sales were down 0.3% to €351 million as result of generic competition in Japan (sales down 28.3% to €39 million) which offset good performance in Emerging Markets (up 5.5% to €262 million) driven by China. First nine months Plavix® sales increased 3.0% to €1,112 million.

Third-quarter Aprovel®/Avapro® sales increased 6.7% to €158 million, supported by strong performance in China. First nine months Aprovel®/Avapro® sales decreased 1.5% to €501 million.

Third-quarter Renvela®/Renagel® (sevelamer) sales decreased 25.0% to €114 million due to generic competition in the U.S. (down 33.9% to €75 million). First nine months Renvela®/Renagel® sales decreased 48.5% to €315 million.

Generics

In the third quarter, Generics sales decreased 5.6% to €383 million. Emerging Markets sales were stable at €161 million) while European sales were down 5.6% (to €169 million). Sanofi completed the previously-announced divestment of its European generics business Zentiva for €1.9 billion (enterprise value) to Advent International, effective September 30, 2018. This divestiture is consistent with Sanofi’s strategy to simplify and reshape the company.

Consumer Healthcare

CHC sales by geography and category are provided in Appendix 1.

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Allergy Cough & Cold	276	+10.0%	856	-0.2%
of which Allegra®	87	+3.4%	316	+2.4%
of which Mucosolvan®	31	+3.2%	80	+9.1%
of which Xyzal®	10	+42.9%	31	-41.4%
Pain	290	+2.9%	918	+7.4%
of which Doliprane®	74	+4.2%	235	+4.4%
of which Buscopan®	41	-6.8%	145	+21.8%
Digestive	234	+7.1%	730	+10.2%
of which Dulcolax®	52	+3.8%	161	+9.7%
of which Enterogermina®	42	+21.6%	136	+16.7%
of which Essentiale®	40	+7.9%	129	+10.6%
of which Zantac®	31	0.0%	93	+13.6%
Nutritionals	171	+5.9%	501	+3.3%
Other	142	-9.3%	461	-6.7%
of which Gold Bond®	47	+2.2%	144	+6.9%
Total Consumer Healthcare	1,113	+4.1%	3,466	+3.3%

In the third quarter, Consumer Healthcare (CHC) sales increased 4.1% to €1,113 million, led by Emerging Markets (up 4.6%). In Europe and in the U.S., third quarter sales increased 3.4% and 2.9%, respectively. First nine months CHC sales increased 3.3% to €3,466 million.

In Europe, third-quarter CHC sales were up 3.4% to €329 million driven by Allergy Cough & Cold (up 11.3%) and Digestive (up 9.4%) categories. First nine months CHC sales in Europe increased 1.1% to €1,035 million.

In the U.S., third-quarter CHC sales increased 2.9% to €251 million supported by Allergy Cough & Cold (up 7.9%) and Pain (up 10.8%) categories. First nine months U.S. CHC sales decreased 3.1% to €792 million.

In Emerging Markets, third-quarter CHC sales increased 4.6% to €382 million driven by Allergy, Cough and Cold (up 17.6%) and Digestive (up 8.9%) categories. First nine months Emerging Markets CHC sales increased 9.7% to €1,183 million.

Vaccines

Net sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
Influenza vaccines (incl. Vaxigrip®, Fluzone HD®, Fluzone®, Flublok®)	985	+2.8%	1,112	+2.6%
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	511	+20.3%	1,245	-2.0%
Meningitis/Pneumo vaccines (incl. Menactra®)	273	+7.9%	478	-8.1%
Adult Booster vaccines (incl. Adacel ®)	149	+4.2%	335	+3.0%
Travel and other endemic vaccines	130	+15.8%	358	+11.7%
Other vaccines	21	-8.7%	63	-19.3%
Total Vaccines	2,069	+8.2%	3,591	-0.3%

Third-quarter Vaccines sales were up 8.2% driven by the expected recovery in Pentaxim® supply in China and performance of Menactra® and Flublok®. In Emerging Markets, third-quarter Vaccines sales increased 19.8% to €429 million reflecting the recovery in China. In the U.S., third-quarter Vaccines sales were up 3.6%. In Europe, third-quarter Vaccines sales increased 10.1% driven by influenza and Travel and other endemic vaccines. In the second half of 2018, sales of the Vaccines GBU are expected to grow mid to high-single digits, supported by the growth of the Polio/Pertussis/Hib and Influenza franchises.

Third-quarter Influenza vaccines sales were up 2.8% to €985 million, despite expectations of slightly greater weighting of shipments towards the fourth-quarter versus the prior year. Influenza vaccines performance was driven by Vaxigrip® QIV in Europe and by the differentiated portfolio in the U.S. with Flublok® making a strong contribution. First nine months Influenza vaccines sales increased 2.6% to €1,112 million.

In the third quarter, Polio/Pertussis/Hib (PPH) vaccines sales were up 20.3% to €511 million, mainly reflecting the expected recovery in Pentaxim® supply in China. In the U.S., PPH vaccines sales increased 10.3% to €119 million driven by Pentacel®. In Europe, PPH vaccines sales decreased 2.7% to €74 million. First nine months Polio/Pertussis/Hib vaccines sales decreased 2.0% to €1,245 million.

Third-quarter Menactra® sales increased 8.8% to €273 million, of which €229 million were generated in the U.S. (up 7.1%). First nine months Menactra® sales were down 4.4% to €478 million reflecting CDC buying pattern.

Third-quarter Adult Booster vaccines sales increased 4.2% to €149 million driven by Adacel® in the U.S. and Emerging Markets. First nine months Adult Booster vaccines sales increased 3.0% to €335 million.

Third-quarter Travel and other endemic vaccines sales were €130 million up 15.8% supported by increased demand for Yellow fever and Hepatitis A. First nine months Travel and other endemic vaccines sales were up 11.7% to €358 million.

Company sales by geographic region

Sanofi sales (€ million)	Q3 2018	Change at CER	9M 2018	Change at CER
United States	3,668	+5.5%	8,345	-1.8%
Emerging Markets(a)	2,529	+10.4%	7,521	+7.9%
of which Asia	1,028	+10.3%	3,021	+9.6%
of which Latin America	604	+12.6%	1,902	+10.1%
of which Africa, Middle East	601	+8.1%	1,631	-0.2%
of which Eurasia(b)	267	+8.9%	864	+12.5%
Europe(c)	2,334	+1.9%	7,092	+0.8%
Rest of the World(d)	861	+9.4%	2,508	+1.4%
of which Japan	412	+6.2%	1,287	-2.2%
Total Sanofi sales	9,392	+6.3%	25,466	+2.1%

(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(c)	Western Europe + Eastern Europe except Eurasia
(d)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

Third-quarter sales in the U.S. were up 5.5% to €3,668 million. This reflects the strong performances of Dupixent® and Aubagio®, the consolidation of Eloctate® and Alprolix® sales, which were offset by lower sales in Diabetes (down 24.3%) and for sevelamer. In the U.S., first nine months sales decreased 1.8% to €8,345 million.

Third-quarter sales in Emerging Markets increased 10.4% to €2,529 million, mainly driven by Diabetes (up 13.4%), Rare Diseases (up 28.1%), Oncology (up 13.9%) and Vaccines (up 19.8%). In Asia, sales were up 10.3% to €1,028 million in the third quarter, reflecting the strong growth of the pharmaceutical and Vaccines businesses in China (up 17.7% to €644 million). In Latin America, third-quarter sales increased 12.6% to €604 million. Third-quarter sales in Brazil were up 4.1% to€228 million impacted by lower sales in Diabetes. In Africa and the Middle East region, third-quarter sales were€601 million, up 8.1%. Third-quarter sales in the Eurasia region increased 8.9% to €267 million, supported by strong growth in Turkey. Third-quarter sales in Russia were €145 million up 0.6%. In Emerging Markets, first nine months sales increased 7.9% to €7,521 million.

Third-quarter sales in Europe were €2,334 million, up 1.9% mainly due to Vaccines (up 10.1%) and the roll-out of Dupixent® and Praluent® which offset lower sales in Established Rx Products (down 2.9%). In Europe, first nine months sales increased 0.8% to €7,092 million.

Sales in Japan increased 6.2% to €412 million in the third quarter, driven by Vaccines and the Rare Blood Disorder franchise which offset the impact of Plavix® generic competition. In Japan, first nine months sales decreased 2.2% to €1,287 million.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since July 31, 2018 include the following:

•

In October, the U.S. Food and Drug Administration approved Dupixent® (dupilumab, collaboration with Regeneron) as an add-on maintenance therapy in patients with moderate-to-severe asthma aged 12 years and older with an eosinophilic phenotype or with oral corticosteroid-dependent asthma.

•

In October, the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for the marketing authorization of Dengvaxia® (dengue tetravalent vaccine), recommending its approval in Europe.

•

In September, Libtayo® (cemiplimab-rwlc, collaboration with Regeneron) was approved in the U.S. for the treatment of patients with metastatic cutaneous squamous cell carcinoma (CSCC) or locally advanced CSCC who are not candidates for curative surgery or curative radiation.

•

In September, Sanofi and Regeneron announced that the U.S. Food and Drug Administration (FDA) accepted for review a supplemental Biologics License Application (sBLA) for Praluent® (alirocumab, collaboration with Regeneron). The sBLA outlines a proposed update to the prescribing information to include the effect of Praluent® in reducing the overall risk of major adverse cardiovascular events.

•

In September, the European Commission granted marketing authorization for Cablivi® (caplacizumab) for the treatment of adults with acquired thrombotic thrombocytopenic purpura (aTTP). In addition, the FDA accepted for priority review the Biologics License Application for caplacizumab for adults experiencing an episode of aTTP.

•	Dupixent® (dupilumab, collaboration with Regeneron) was submitted to the FDA and to the EMA for the treatment of atopic dermatitis for adolescent patients (aged 12-17 years).

At the end of October 2018, the R&D pipeline contained 94 projects including 42 new molecular entities in clinical development. 40 projects are in phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

•

In October Sanofi and Regeneron announced that two pivotal Phase 3 placebo-controlled trials evaluating Dupixent® (dupilumab) in adults with inadequately-controlled chronic rhinosinusitis with nasal polyps met all primary and secondary endpoints. Detailed results from these trials will be submitted for presentation at future medical meetings, and will form part of the companies’ regulatory submissions.

•

In September, detailed results from a pivotal Phase 3 trial showing Dupixent® (dupilumab) monotherapy demonstrated a significant improvement in signs and symptoms of atopic dermatitis and certain quality of life measures in adolescent patients with moderate-to-severe atopic dermatitis, were presented at the European Academy of Dermatology and Venereology (EADV) Congress.

•

The results of the first Phase 3 evaluating MenQuadTT, a quadrivalent meningococcal conjugated vaccine, were presented in September at the International Pathogenic Neisseria Conference. This study demonstrated that MenQuadTT was safe and as immunogenic as Menactra® when administered as a booster dose in adolescents and adults (15 yrs and above) primed with quadrivalent meningococcal conjugated vaccines

•

Results from a Phase 3 trial for Fluzone® High-Dose Quadrivalent showed comparable safety and immunogenicity to Fluzone® High-Dose Trivalent. The primary endpoint was to determine if the quadrivalent high-dose vaccine induces an immune response that is non-inferior to that produced by Fluzone® High-Dose Trivalent. The key secondary endpoints were to evaluate the safety of the vaccine and demonstrate that each B strain in the quadrivalent high-dose vaccine induces an immune response that is superior to that produced by the trivalent high-dose vaccine not containing the corresponding B virus type.

•	A Phase 3 trial evaluating isatuximab was initiated in newly-diagnosed transplant-eligible multiple myeloma patients (in conjunction with the German Multiple Myeloma Group, GMMG).

•	Two Phase 3 trials, evaluating sarilumab (collaboration with Regeneron) for the treatment of Giant Cell arteritis and Polymyalgia Rheumatica, are in the process of being initiated.

•	A Phase 3 trial evaluating Dupixent® (dupilumab) in Eosinophilic esophagitis has been initiated.

•	Sanofi will not initiate a Phase 3 program to evaluate Lemtrada® in primary progressive multiple sclerosis.

Phase 2:

•	A Phase 2 study evaluating the combination of isatuximab and atezolizumab (PD-L1 monoclonal antibody from Roche) was initiated in advanced malignancies.

•	A Phase 2 Study of AR101 (collaboration with Aimmune) with adjunctive dupilumab was initiated in peanut-allergic patients (ages 6-17).

•

Following the results of the Phase 2b RESPIRE study, Sanofi decided not to pursue further development of ALX0171 (anti RSV Nanobody - Respiratory Syncitial Virus ) in the infant population. While results were positive for the primary endpoint of anti-viral efficacy and target exposure was achieved, consistent clinical efficacy was not observed across secondary endpoints. Sanofi will continue the phase 2 program (BREEZE) in adult patients who have received hematopoietic stem cell transplantation.

Phase 1:

•	SAR442720, an SHP2 inhibitor (collaboration with Revolution Medicines), entered Phase 1 in solid tumors.

•	SAR440234, a T-cell engaging multi-specific monoclonal antibody, entered Phase 1 for the treatment of leukemia.

2018 third-quarter and first nine months financial results(12)

Business Net Income(12)

In the third quarter of 2018, Sanofi generated net sales of €9,392 million, an increase of 3.7% (up 6.3% at CER). First nine months sales were €25,466 million, down 3.5% on a reported basis (up 2.1% at CER).

Third-quarter other revenues increased 3.5% (up 2.6% at CER) to €352 million, reflecting the VaxServe sales contribution of non-Sanofi products (€300 million, up 10.8 % at CER) and the royalties received from Swedish Orphan Biovitrum AB. First nine months other revenues increased 3.0% (up 9.0% at CER) to €885 million of which €697 million were generated by VaxServe (up 16.2% at CER).

Third-quarter Gross Profit increased 2.8% to €6,727 million (up 4.8% at CER). The gross margin ratio was 71.6% (71.2% at CER) versus 72.3% in the third quarter of 2017. The positive mix impact of Specialty Care as well as the contribution from Bioverativ were more than offset by the negative impacts from U.S. Diabetes net price evolution and sevelamer generic competition, coupled with a slightly lower Vaccines gross margin ratio. In the third quarter of 2018, the gross margin ratio of segments was 73.6% for Pharmaceuticals (down 1.2 percentage points), 66.8% for CHC (down 0.2 percentage points) and 70.1% for Vaccines (down 0.4 percentage points). First nine months Gross Profit decreased 3.8% to €18,168 million (up 1.7% at CER). In the first nine months of 2018, the gross margin ratio decreased 0.3 percentage point to 71.3% (71.3% at CER) versus the same period of 2017. Sanofi expects its gross margin ratio to be between 70% and 71% at CER in 2018.

Research and Development (R&D) expenses increased 8.9% to €1,461 million in the third quarter of 2018. At CER, R&D expenses increased 9.5%, mainly reflecting the acquisitions of Bioverativ and Ablynx together with the investments in the immuno-oncology and diabetes programs. First nine months R&D expenses increased 5.2% to €4,216 million (up 9.1% at CER).

Third-quarter selling general and administrative expenses (SG&A) decreased 0.8% to €2,301 million. At CER, SG&A expenses were up 1.6% mainly reflecting consolidation of Bioverativ and Ablynx. Additional marketing investments in immunology and in China were offset by lower Diabetes expenses in the U.S. In the third quarter, the ratio of SG&A to sales decreased 1.1 percentage points to 24.5% compared to the third quarter of 2017. First nine months SG&A expenses decreased 3.6% to €7,110 million (up 1.7% at CER). In the first nine months of 2018, the ratio of SG&A to sales was stable at 27.9% compared to the same period of 2017.

Third-quarter other current operating income net of expenses was -€74 million versus €16 million in the third quarter of 2017 and included the share of profit/loss to Regeneron of the monoclonal antibodies Alliance net of associated marketing expenses incurred by Regeneron. In the third quarter of 2017, this line included €68 million of income related to a capital gain and a litigation settlement. First nine months other current operating income net of expenses was €84 million versus €118 million in the same period of 2017.

The share of profits from associates was €153 million in the third quarter versus €35 million for the same period of 2017. The majority of this increase from the year ago quarter is due to discrete items in the equity accounting treatment of our ownership in Regeneron, including adjustments related to IFRS versus U.S. GAAP and prior period true-up based on actual reported results.

(12)

See Appendix 3 for 2018 third-quarter consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

In the first nine months, the share of profits from associates was €302 million versus €105 million for the same period of 2017.

In the third quarter, non-controlling interests were -€26 million versus -€30 million in the third quarter of 2017. First nine months non-controlling interests were -€84 million versus -€95 million for the same period of 2017.

Third-quarter business operating income increased 3.9% to €3,018 million. At CER, business operating income increased 6.4%. The ratio of business operating income to net sales was stable at 32.1% versus the third quarter of 2017. Over the period, the business operating income ratio of segments was 35.6% for Pharmaceuticals (down 1.1 percentage points), 33.2% for CHC (down 2.2 percentage points) and 55.3% for Vaccines (up 0.7 percentage points). First nine months business operating income was €7,144 million, down 6.5% (or up 0.1% at CER). In the first nine months of 2018 the ratio of business operating income to net sales decreased by 0.9 percentage points to 28.1%.

Net financial expenses were -€106 million in the third quarter versus -€77 million in the same period of 2017. In the third quarter of 2018, net financial expenses included the cost associated with the Bioverativ and Ablynx acquisitions. First nine months net financial expenses were -€211 million versus -€200 million in the same period of 2017.

The third-quarter and the first nine months effective tax rate were 22.0% compared to 24.5% for the same periods of 2017.

Third-quarter business net income(12) increased 7.6% to €2,299 million and 10.3% at CER. The ratio of business net income to net sales increased 0.9 percentage points to 24.5% versus the third quarter of 2017. First nine months 2018 business net income(13) decreased 2.9% to €5,455 million and increased 4.2% at CER. The ratio of business net income to net sales increased 0.1 percentage points to 21.4% versus the same period of 2017.

In the third quarter of 2018, business earnings per share(12) (EPS) increased by 8.2% to €1.84 on a reported basis and by 11.2% at CER. The average number of shares outstanding was 1,247.1 million versus 1,254.3 million in the third quarter of 2017.

In the first nine month of 2018, business earnings per share(12) was €4.37, down 2.0% on a reported basis and up 5.2% at CER. The average number of shares outstanding was 1,247.6 million in the first nine months of 2018 versus 1,258.3 million in the first nine months of 2017.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)

In the first nine months of 2018, the IFRS net income was €4,052 million. The main items excluded from the business net income were:

•

An amortization charge of €1,536 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €200 million, Genzyme: €574 million, Boehringer Ingelheim CHC business:€181 million, Bioverativ: €294 million) and to acquired intangible assets (licenses/products: €99 million). In the third quarter, an amortization charge of €537 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €55 million, Genzyme: €189 million, Boehringer Ingelheim CHC business: €61 million, Bioverativ: €133 million) and to acquired intangible assets (licenses/products: €32 million) was recorded. These items have no cash impact on the Company.

•

An impairment of intangible assets of €292 million (of which €191 million in the third quarter) mainly related to Lemtrada®, reflecting recent sales trends and the decision not to initiate a Phase 3 program in primary progressive multiple sclerosis. This item has no cash impact on the Company.

•

A charge of €114 million (of which €15 million in the third quarter) arising from the workdown of inventories of acquired companies (related to Bioverativ) remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

•

An income of €117 million (of which €107 million in the third quarter) mainly reflecting a decrease of Bayer contingent considerations linked to Lemtrada® (income of €110 million, of which €77 million in the third quarter) and a charge related to CVR fair value adjustment.

•

Restructuring costs and similar items of €715 million (of which €108 million in the third quarter) mainly related to accelerated depreciation of industrial assets in the U.S. and streamlining initiatives in Europe and Japan. In addition, restructuring costs includes the cost of transfer to Evotec of the early stage infectious diseases R&D portfolio and the Research unit for an amount of €252 million.

(12)

See Appendix 3 for 2018 third-quarter consolidated income statement; see Appendix 8 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

•

A €622 million tax effect arising from the items listed above, mainly comprising €451 million of deferred taxes generated by amortization and impairments of intangible assets, and €215 million associated with restructuring costs and similar items. The third quarter tax effect was €147 million, including €176 million of deferred taxes on amortization charged against intangible assets (see Appendix 4).

•	A €132 million tax effect (of which €39 million in the third quarter) arising mainly from the U.S. tax reform.

•

A charge of €104 million net of tax (of which €30 million in the third quarter) related to restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures.

Capital Allocation

In the first nine months of 2018, net cash generated by operating activities was €3,221 million after capital expenditures of €1,062 million and an increase in working capital of €1,927 million. This net cash flow funded restructuring costs and similar items (€683 million) and share repurchases (€955 million). Over the period, the dividend paid by Sanofi was €3,773 million and acquisitions and partnerships net of disposals were €10,968 million (including €12,686 million related to Bioverativ and Ablynx acquisitions and €1,577 million related to European generics business divestment). As a consequence, net debt increased from €5,161 million at December 31, 2017, to €18,705 million at September 30, 2018 (amount net of € 9,502 million in cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions, and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2018 third-quarter and first nine months net sales by GBU, franchise, geographic region and product

Appendix 2:	2018 third-quarter and first nine months business net income statement

Appendix 3:	2018 third-quarter and first nine months consolidated income statement

Appendix 4:	Reconciliation of IFRS net income reported to business net income

Appendix 5 Appendix 6: Appendix 7:	Currency sensitivity R&D pipeline Expected R&D milestones

Appendix 8:	Definitions of non-GAAP financial indicators

Appendix 1: 2018 third-quarter net sales by GBU, franchise, geographic region and product

Q3 2018 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	413	10.2%	10.4%	93	8.1%	305	10.2%	15	21.4%	13	125.0%	426	12.6%	11.5%
Lemtrada	93	-13.1%	-13.1%	38	-5.0%	51	-18.3%	4	-14.3%	6	33.3%	99	-10.6%	-12.4%
Total MS	506	5.0%	5.2%	131	4.0%	356	5.1%	19	9.5%	19	85.7%	525	7.3%	6.1%
Cerezyme	118	-0.8%	-0.8%	64	-5.9%	44	4.8%	10	11.1%	47	13.6%	165	3.9%	-7.3%
Cerdelga	40	29.0%	29.0%	13	100.0%	25	8.7%	2	0.0%	1	—	41	32.3%	32.3%
Myozyme	177	6.7%	7.3%	90	2.3%	72	14.3%	15	0.0%	32	60.0%	209	13.7%	10.0%
Fabrazyme	173	8.9%	9.5%	43	10.0%	100	11.2%	30	0.0%	18	41.2%	191	12.0%	9.1%
Aldurazyme	34	2.9%	0.0%	18	0.0%	11	0.0%	5	16.7%	15	18.8%	49	8.0%	-2.0%
Total Rare Disease	602	5.1%	5.6%	244	4.7%	271	7.9%	87	-2.4%	124	28.1%	726	9.3%	4.0%
Taxotere	9	0.0%	0.0%	0	-100.0%	1	-200.0%	8	-11.1%	35	2.9%	44	2.3%	2.3%
Jevtana	99	15.3%	16.5%	39	11.4%	45	18.4%	15	16.7%	7	60.0%	106	17.8%	17.8%
Eloxatine	8	0.0%	0.0%	1	0.0%	0	-100.0%	7	16.7%	41	10.8%	49	8.9%	8.9%
Thymoglobulin	56	1.9%	3.7%	9	-10.0%	41	10.8%	6	-28.6%	19	23.5%	75	7.0%	5.6%
Mozobil	40	0.0%	0.0%	11	0.0%	25	0.0%	4	0.0%	2	0.0%	42	0.0%	-2.3%
Total Oncology	269	1.1%	2.3%	86	3.6%	134	-0.7%	49	2.2%	111	13.9%	380	4.7%	4.4%
Dupixent	223	196.0%	197.3%	20	1900.0%	189	152.7%	14	—	2	—	225	198.7%	200.0%
Kevzara	22	950.0%	1000.0%	3	—	18	750.0%	1	—	0	—	22	950.0%	1000.0%
Total Immunology	245	215.6%	218.2%	23	—	207	168.4%	15	—	2	—	247	218.2%	220.8%
Alprolix	88	—	—	0	—	63	—	25	—	0	—	88	—	—
Eloctate	193	—	—	0	—	153	—	40	—	0	—	193	—	—
Total Hemophilia Rare blood disorders	282	—	—	1	—	216	—	65	—	0	—	282	—	—
Sanofi Genzyme (Specialty Care)	1,904	36.1%	36.9%	485	9.5%	1,184	47.4%	235	54.6%	256	26.3%	2,160	34.6%	32.2%
Lantus	654	-24.8%	-24.7%	161	-12.0%	419	-31.7%	74	0.0%	243	3.9%	897	-18.2%	-20.2%
Toujeo	181	0.0%	0.6%	71	33.3%	92	-15.7%	18	-5.6%	34	123.5%	215	10.7%	9.1%
Apidra	59	-11.9%	-11.9%	32	-8.6%	17	-19.0%	10	-9.1%	26	40.9%	85	1.1%	-4.5%
Amaryl	12	-21.4%	-14.3%	5	0.0%	0	—	7	-33.3%	76	14.5%	88	8.4%	6.0%
Admelog	26	—	—	3	—	25	—	-2	—	0	—	26	—	—
Total Diabetes	990	-16.4%	-16.1%	304	-2.2%	571	-24.3%	115	-4.1%	385	13.4%	1,375	-9.2%	-11.4%
Multaq	91	12.5%	13.8%	12	20.0%	79	16.4%	0	-100.0%	2	100.0%	93	13.6%	14.8%
Praluent	65	61.0%	58.5%	22	83.3%	41	46.4%	2	200.0%	3	200.0%	68	64.3%	61.9%
Total Cardiovascular	156	28.9%	28.9%	34	54.5%	120	25.3%	2	-25.0%	5	150.0%	161	30.9%	30.9%
Diabetes & Cardiovascular	1,146	-12.1%	-11.9%	338	1.5%	691	-18.7%	117	-4.8%	390	14.2%	1,536	-6.3%	-8.3%
Plavix	351	-0.3%	-2.0%	34	-5.4%	0	—	55	-19.1%	262	5.5%	351	-0.3%	-2.0%
Lovenox	351	-0.3%	-4.9%	200	-9.1%	9	-40.0%	19	-4.5%	123	23.2%	351	-0.3%	-4.9%
Renagel / Renvela	114	-25.0%	-25.0%	14	-16.7%	75	-33.9%	8	-33.3%	17	46.2%	114	-25.0%	-25.0%
Aprovel	158	6.7%	5.3%	26	-3.6%	2	0.0%	19	-5.9%	111	11.8%	158	6.7%	5.3%
Allegra	18	-25.0%	-25.0%	2	100.0%	0	—	16	-30.4%	0	—	18	-25.0%	-25.0%
Myslee / Ambien / Stilnox	56	-9.5%	-11.1%	8	-20.0%	11	0.0%	23	-15.4%	14	0.0%	56	-9.5%	-11.1%
Synvisc / Synvisc One	72	-23.2%	-24.2%	5	-16.7%	51	-30.1%	3	50.0%	13	0.0%	72	-23.2%	-24.2%
Depakine	113	4.5%	1.8%	40	-7.1%	0	—	2	33.3%	71	10.6%	113	4.5%	1.8%
Tritace	52	-1.8%	-5.5%	34	-2.9%	0	—	2	0.0%	16	0.0%	52	-1.8%	-5.5%
Other Rx Drugs	846	-1.3%	-5.9%	431	1.9%	39	-17.4%	92	2.1%	284	-4.2%	846	-1.3%	-5.9%
Total Established Rx Products	2,131	-3.2%	-6.4%	794	-2.9%	187	-28.4%	239	-9.4%	911	5.5%	2,131	-3.2%	-6.4%
Generics	383	-5.6%	-11.1%	169	-5.6%	31	-24.4%	22	-16.7%	161	0.0%	383	-5.6%	-11.1%
Total Emerging Markets Specialty Care	256	26.3%	5.3%							256	26.3%
Total Emerging Markets Diabetes & Cardiovascular	390	14.2%	4.3%							390	14.2%
General Medicines & Emerging Markets	3,160	0.6%	-4.9%	963	-3.4%	218	-27.8%	261	-10.0%	1,718	9.7%

Total Pharmaceuticals	6,210	6.1%	3.2%	1,786	0.7%	2,093	7.0%	613	8.4%	1,718	9.7%	6,210	6.1%	3.2%

Allergy, Cough and Cold	276	10.0%	6.6%	89	11.3%	68	7.9%	28	-9.7%	91	17.6%	276	10.0%	6.6%
Pain	290	2.9%	-5.8%	120	0.8%	42	10.8%	29	0.0%	99	3.3%	290	2.9%	-5.8%
Digestive	234	7.1%	3.5%	69	9.4%	47	-2.1%	15	15.4%	103	8.9%	234	7.1%	3.5%
Nutritional	171	5.9%	1.2%	30	20.0%	9	0.0%	71	15.9%	61	-6.9%	171	5.9%	1.2%
Consumer Healthcare	1,113	4.1%	-1.0%	329	3.4%	251	2.9%	151	6.1%	382	4.6%	1,113	4.1%	-1.0%

Polio / Pertussis / Hib	511	20.3%	18.0%	74	-2.7%	119	10.3%	43	53.6%	275	28.7%	511	20.3%	18.0%
Adult Booster Vaccines	149	4.2%	4.2%	30	-16.2%	100	7.6%	5	-16.7%	14	75.0%	149	4.2%	4.2%
Meningitis/Pneumonia	273	7.9%	8.3%	0	—	229	6.6%	4	-42.9%	40	28.1%	273	7.9%	8.3%
Influenza Vaccines	985	2.8%	3.6%	83	27.7%	818	0.6%	31	33.3%	53	-6.7%	985	2.8%	3.6%
Travel And Other Endemics Vaccines	130	15.8%	14.0%	31	47.6%	39	11.4%	13	7.7%	47	6.7%	130	15.8%	14.0%
Vaccines	2,069	8.2%	8.0%	219	10.1%	1,324	3.6%	97	22.5%	429	19.8%	2,069	8.2%	8.0%
Total Company	9,392	6.3%	3.7%	2,334	1.9%	3,668	5.5%	861	9.4%	2,529	10.4%	9,392	6.3%	3.7%

2018 first nine-months net sales by GBU, franchise, geographic region and product

First 9 months 2018 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	1,163	6.6%	1.0%	277	-4.5%	846	10.8%	40	2.4%	38	74.1%	1,201	8.1%	2.0%
Lemtrada	288	-13.0%	-16.5%	130	-0.8%	144	-18.9%	14	-34.8%	18	35.3%	306	-10.8%	-15.5%
Total MS	1,451	2.1%	-3.0%	407	-3.3%	990	5.2%	54	-10.8%	56	59.1%	1,507	3.7%	-2.1%
Cerezyme	354	-1.9%	-5.1%	198	-3.9%	127	2.2%	29	-6.3%	167	21.1%	521	5.5%	-4.9%
Cerdelga	113	28.0%	21.5%	35	100.0%	72	9.9%	6	25.0%	2	—	115	30.1%	23.7%
Myozyme	526	9.0%	5.4%	278	8.6%	205	11.1%	43	2.3%	88	21.2%	614	10.8%	5.1%
Fabrazyme	493	7.5%	2.3%	130	8.3%	279	7.6%	84	6.0%	56	15.0%	549	8.3%	1.3%
Aldurazyme	105	2.8%	-0.9%	56	0.0%	32	6.3%	17	5.6%	47	5.6%	152	3.8%	-5.0%
Total Rare Disease	1,772	5.0%	0.9%	746	6.1%	780	4.9%	246	2.0%	392	17.9%	2,164	7.4%	0.0%
Taxotere	26	-10.3%	-10.3%	2	-33.3%	2	—	22	-15.4%	102	2.9%	128	0.0%	-3.8%
Jevtana	290	13.1%	8.6%	117	6.4%	129	16.8%	44	21.1%	18	5.0%	308	12.5%	7.3%
Eloxatine	24	0.0%	-4.0%	2	-33.3%	0	-100.0%	22	9.5%	115	8.2%	139	6.7%	3.0%
Thymoglobulin	163	1.2%	-4.1%	28	-6.7%	119	4.9%	16	-11.1%	56	24.5%	219	6.4%	0.0%
Mozobil	117	5.1%	0.0%	35	6.1%	70	1.4%	12	30.0%	7	33.3%	124	6.5%	0.8%
Total Oncology	789	-3.3%	-7.3%	262	1.9%	382	-11.0%	145	13.7%	318	10.1%	1,107	0.3%	-4.4%
Dupixent	505	425.7%	400.0%	46	4500.0%	435	360.0%	24	—	3	—	508	428.7%	403.0%
Kevzara	52	1700.0%	1633.3%	8	—	41	1333.3%	3	—	0	—	52	1700.0%	1633.3%
Total Immunology	557	462.5%	435.6%	54	—	476	388.3%	27	—	3	—	560	465.4%	438.5%
Alprolix	190	—	—	0	—	146	—	44	—	0	—	190	—	—
Eloctate	412	—	—	0	—	340	—	72	—	0	—	412	—	—
Total Hemophilia Rare blood disorders	603	—	—	1	—	486	—	116	—	0	—	603	—	—
Sanofi Genzyme (Specialty Care)	5,172	28.6%	22.9%	1,470	6.3%	3,114	40.0%	588	36.8%	769	17.5%	5,941	26.9%	19.6%
Lantus	1,964	-25.3%	-29.2%	516	-10.2%	1,235	-32.2%	213	-5.4%	735	4.5%	2,699	-18.8%	-24.0%
Toujeo	530	1.1%	-2.9%	213	39.0%	263	-18.0%	54	17.0%	99	107.4%	629	10.7%	4.8%
Apidra	188	-7.6%	-10.5%	102	0.0%	57	-19.5%	29	-3.2%	80	32.9%	268	2.5%	-4.3%
Amaryl	36	-17.8%	-20.0%	13	-18.8%	1	0.0%	22	-17.9%	222	11.8%	258	6.6%	0.8%
Admelog	36	—	—	5	—	32	—	-1	—	0	—	36	—	—
Total Diabetes	2,919	-17.9%	-21.7%	952	-0.9%	1,630	-27.1%	337	-2.4%	1,178	14.3%	4,097	-10.4%	-15.8%
Multaq	250	2.7%	-2.7%	33	3.1%	214	3.6%	3	-50.0%	5	20.0%	255	3.1%	-2.7%
Praluent	172	55.7%	49.6%	63	103.2%	102	33.3%	7	166.7%	7	166.7%	179	58.5%	51.7%
Total Cardiovascular	422	19.1%	13.4%	96	52.4%	316	11.6%	10	42.9%	12	75.0%	434	20.3%	14.2%
Diabetes & Cardiovascular	3,341	-14.5%	-18.6%	1,048	2.3%	1,946	-22.7%	347	-1.6%	1,190	14.7%	4,531	-8.2%	-13.6%
Plavix	1,112	3.0%	-0.9%	110	-3.5%	0	—	165	-23.5%	837	11.7%	1,112	3.0%	-0.9%
Lovenox	1,119	-1.1%	-5.6%	671	-6.5%	29	-29.5%	60	-4.4%	359	14.1%	1,119	-1.1%	-5.6%
Renagel / Renvela	315	-48.5%	-51.2%	46	-14.5%	196	-60.4%	23	-17.9%	50	54.3%	315	-48.5%	-51.2%
Aprovel	501	-1.5%	-5.8%	81	-6.8%	7	-11.1%	60	-43.5%	353	14.1%	501	-1.5%	-5.8%
Allegra	98	-16.7%	-22.2%	7	0.0%	0	—	91	-17.6%	0	—	98	-16.7%	-22.2%
Myslee / Ambien / Stilnox	172	-8.5%	-14.0%	28	-6.7%	33	-10.0%	65	-16.9%	46	6.4%	172	-8.5%	-14.0%
Synvisc / Synvisc One	232	-17.3%	-22.9%	18	-21.7%	162	-24.7%	10	0.0%	42	27.0%	232	-17.3%	-22.9%
Depakine	343	6.6%	2.4%	124	-0.8%	0	—	9	0.0%	210	11.6%	343	6.6%	2.4%
Tritace	167	-2.2%	-6.7%	107	-5.3%	0	—	4	33.3%	56	1.6%	167	-2.2%	-6.7%
Other Rx Drugs	2,658	-2.5%	-7.7%	1,321	-1.2%	139	-6.9%	282	-8.0%	916	-1.9%	2,658	-2.5%	-7.7%
Total Established Rx Products	6,717	-5.9%	-10.5%	2,513	-3.6%	566	-40.1%	769	-17.1%	2,869	7.7%	6,717	-5.9%	-10.5%
Generics	1,220	-2.0%	-8.8%	536	-5.0%	79	-22.7%	93	11.4%	512	2.8%	1,220	-2.0%	-8.8%
Total Emerging Markets Specialty Care	769	17.5%	1.5%							769	17.5%
Total Emerging Markets Diabetes & Cardiovascular	1,190	14.7%	4.1%							1,190	14.7%
General Medicines & Emerging Markets	9,896	-1.6%	-7.9%	3,049	-3.9%	645	-38.4%	862	-14.8%	5,340	10.1%

Total Pharmaceuticals	18,409	2.3%	-3.4%	5,567	-0.2%	5,705	-1.5%	1,797	0.1%	5,340	10.1%	18,409	2.3%	-3.4%

Allergy, Cough and Cold	856	-0.2%	-6.8%	256	4.5%	241	-13.8%	106	0.9%	253	11.0%	856	-0.2%	-6.8%
Pain	918	7.4%	-1.5%	374	1.1%	120	1.6%	86	3.4%	338	17.3%	918	7.4%	-1.5%
Digestive	730	10.2%	3.7%	232	3.6%	142	7.7%	42	9.8%	314	16.6%	730	10.2%	3.7%
Nutritional	501	3.3%	-3.8%	92	7.0%	27	-6.5%	194	6.7%	188	0.0%	501	3.3%	-3.8%
Consumer Healthcare	3,466	3.3%	-4.0%	1,035	1.1%	792	-3.1%	456	3.6%	1,183	9.7%	3,466	3.3%	-4.0%

Polio / Pertussis / Hib	1,245	-2.0%	-6.7%	213	-0.5%	295	-3.4%	124	17.1%	613	-5.0%	1,245	-2.0%	-6.7%
Adult Booster Vaccines	335	3.0%	-0.6%	96	16.9%	197	-3.3%	18	0.0%	24	13.6%	335	3.0%	-0.6%
Meningitis/Pneumonia	478	-8.1%	-11.8%	0	-100.0%	386	-7.4%	11	-58.6%	81	7.5%	478	-8.1%	-11.8%
Influenza Vaccines	1,112	2.6%	2.3%	84	29.2%	822	0.9%	55	34.9%	151	-7.5%	1,112	2.6%	2.3%
Travel And Other Endemics Vaccines	358	11.7%	7.5%	90	40.6%	101	0.0%	41	7.3%	126	8.2%	358	11.7%	7.5%
Vaccines	3,591	-0.3%	-3.4%	490	13.4%	1,848	-2.0%	255	7.6%	998	-4.3%	3,591	-0.3%	-3.4%
Total Company	25,466	2.1%	-3.5%	7,092	0.8%	8,345	-1.8%	2,508	1.4%	7,521	7.9%	25,466	2.1%	-3.5%

Appendix 2: Business net income statement

Third Quarter 2018	Pharmaceuticals			Consumer Healthcare			Vaccines			Others(2)			Total Group
€ million	Q3 2018	Q3 2017(1)	Change	Q3 2018	Q3 2017(1)	Change	Q3 2018	Q3 2017(1)	Change	Q3 2018	Q3 2017(1)	Change	Q3 2018	Q3 2017(1)	Change
Net sales	6,210	6,016	3.2%	1,113	1,124	(1.0)%	2,069	1,916	8.0%	—	—		9,392	9,056	3.7%
Other revenues	51	73	(30.1)%	—	—		301	268	12.3%	—	(1)	(100.0)%	352	340	3.5%
Cost of Sales	(1,688)	(1,587)	6.4%	(370)	(371)	(0.3)%	(920)	(834)	10.3%	(39)	(61)	(36.1)%	(3,017)	(2,853)	5.7%
As % of net sales	(27.2)%	(26.4)%		(33.2)%	(33.0)%		(44.5)%	(43.5)%					(32.1)%	(31.5)%
Gross Profit	4,573	4,502	1.6%	743	753	(1.3)%	1,450	1,350	7.4%	(39)	(62)		6,727	6,543	2.8%
As % of net sales	73.6%	74.8%		66.8%	67.0%		70.1%	70.5%					71.6%	72.3%
Research and development expenses	(1,148)	(990)	16.0%	(37)	(30)	23.3%	(125)	(131)	(4.6)%	(151)	(190)	(20.5)%	(1,461)	(1,341)	8.9%
As % of net sales	(18.5)%	(16.5)%		(3.3)%	(2.7)%		(6.0)%	(6.8)%					(15.6)%	(14.8)%
Selling and general expenses	(1,298)	(1,319)	(1.6)%	(337)	(359)	(6.1)%	(174)	(168)	3.6%	(492)	(473)	4.0%	(2,301)	(2,319)	(0.8)%
As % of net sales	(20.9)%	(21.9)%		(30.3)%	(31.9)%		(8.4)%	(8.8)%					(24.5)%	(25.6)%
Other current operating income/expenses	(46)	12		3	35		(3)	(8)		(28)	(23)		(74)	16
Share of profit/loss of associates* and joint-ventures	155	32		1	—		(3)	3		—	—		153	35
Net income attributable to non controlling interests	(23)	(30)		(3)	(1)		—	1		—	—		(26)	(30)
Business operating income	2,213	2,207	0.3%	370	398	(7.0)%	1,145	1,047	9.4%	(710)	(748)	(5.1)%	3,018	2,904	3.9%
As % of net sales	35.6%	36.7%		33.2%	35.4%		55.3%	54.6%					32.1%	32.1%
							Financial income and expenses						(106)	(77)
							Income tax expenses						(613)	(691)
							Tax rate**						22.0%	24.5%
							Business net income						2,299	2,136	7.6%
							As % of net sales						24.5%	23.6%
							Business earnings / share (in euros)***						1.84	1.70	8.2%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates, and non-controlling interests.
***	Based on an average number of shares outstanding of 1,247.1 million in the third quarter of 2018 and 1,254.3 million in the third quarter of 2017.
(1)	Includes the effects of first-time application of IFRS 15 on revenue recognition, effective January 1, 2018.
(2)	Others include the cost of Global Support Functions (Medical Affairs, External Affairs, Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).

Nine Months 2018	Pharmaceuticals			Consumer Healthcare			Vaccines			Others (2)			Total Group
€ million	9M 2018	9M 2017(1)	Change	9M 2018	9M 2017(1)	Change	9M 2018	9M 2017(1)	Change	9M 2018	9M 2017(1)	Change	9M 2018	9M 2017(1)	Change
Net sales	18,409	19,054	(3.4)%	3,466	3,610	(4.0)%	3,591	3,716	(3.4)%	—	—		25,466	26,380	(3.5)%
Other revenues	185	221	(16.3)%	—	—		700	638	9.7%	—	—		885	859	3.0%
Cost of Sales	(4,918)	(5,006)	(1.8)%	(1,133)	(1,189)	(4.7)%	(1,988)	(1,957)	1.6%	(144)	(196)	(26.5)%	(8,183)	(8,348)	(2.0)%
As % of net sales	(26.7)%	(26.3)%		(32.7)%	(32.9)%		(55.4)%	(52.7)%					(32.1)%	(31.6)%
Gross Profit	13,676	14,269	(4.2)%	2,333	2,421	(3.6)%	2,303	2,397	(3.9)%	(144)	(196)		18,168	18,891	(3.8)%
As % of net sales	74.3%	74.9%		67.3%	67.1%		64.1%	64.5%					71.3%	71.6%
Research and development expenses	(3,261)	(2,989)	9.1%	(95)	(82)	15.9%	(393)	(391)	0.5%	(467)	(546)	(14.5)%	(4,216)	(4,008)	5.2%
As % of net sales	(17.7)%	(15.7)%		(2.7)%	(2.3)%		(10.9)%	(10.5)%					(16.6)%	(15.2)%
Selling and general expenses	(3,946)	(4,126)	(4.4)%	(1,125)	(1,239)	(9.2)%	(500)	(531)	(5.8)%	(1,539)	(1,477)	4.2%	(7,110)	(7,373)	(3.6)%
As % of net sales	(21.4)%	(21.7)%		(32.5)%	(34.3)%		(13.9)%	(14.3)%					(27.9)%	(27.9)%
Other current operating income/expenses	86	53		85	92		(3)	(7)		(84)	(20)		84	118
Share of profit/loss of associates* and joint-ventures	305	103		1	—		(4)	2		—	—		302	105
Net income attributable to non controlling interests	(75)	(84)		(9)	(12)		—	1		—	—		(84)	(95)
Business operating income	6,785	7,226	(6.1)%	1,190	1,180	0.8%	1,403	1,471	(4.6)%	(2,234)	(2,239)	(0.2)%	7,144	7,638	(6.5)%
As % of net sales	36.9%	37.9%		34.3%	32.7%		39.1%	39.6%					28.1%	29.0%
							Financial income and expenses						(211)	(200)
							Income tax expenses						(1,478)	(1,820)
							Tax rate**						22.0%	24.5%
							Business net income						5,455	5,618	(2.9)%
							As % of net sales						21.4%	21.3%
							Business earnings / share (in euros)***						4.37	4.46	(2.0)%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates, and non-controlling interests.
***	Based on an average number of shares outstanding of 1,247.6 million in the nine first months of 2018 and 1,258.3 million in the nine first months of 2017.
(1)	Includes the effects of first-time application of IFRS 15 on revenue recognition, effective January 1, 2018.
(2)	Others include the cost of Global Support Functions (Medical Affairs, External Affairs, Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).

Appendix 3: Consolidated income statements

€ million	Q3 2018	Q3 2017(1)	9M 2018	9M 2017(1)
Net sales	9,392	9,056	25,466	26,380
Other revenues	352	340	885	859
Cost of sales	(3,032)	(2,853)	(8,297)	(8,524)
Gross profit	6,712	6,543	18,054	18,715
Research and development expenses	(1,461)	(1,341)	(4,216)	(4,008)
Selling and general expenses	(2,310)	(2,319)	(7,129)	(7,373)
Other operating income	78	54	401	227
Other operating expenses	(152)	(38)	(317)	(109)
Amortization of intangible assets	(537)	(434)	(1,536)	(1,424)
Impairment of intangible assets	(191)	(19)	(292)	(31)
Fair value remeasurement of contingent consideration	107	(74)	117	(174)
Restructuring costs and similar items	(108)	(249)	(715)	(613)
Other gains and losses, and litigation	576	(147)	509	(154)
Operating income	2,714	1,976	4,876	5,056
Financial expenses	(130)	(103)	(332)	(321)
Financial income	24	26	121	121
Income before tax and associates and joint ventures	2,608	1,899	4,665	4,856
Income tax expense	(427)	(411)	(724)	(1,023)
Share of profit/(loss) of associates and joint ventures	123	37	198	64
Net income excluding the exchanged/held-for-exchange Animal Health business	2,304	1,525	4,139	3,897
Net income/(loss) of the exchanged/held-for-exchange Animal Health business(2)	(4)	63	(4)	4,484
Net income	2,300	1,588	4,135	8,381
Net income attributable to non-controlling interests	26	27	83	91
Net income attributable to equity holders of Sanofi	2,274	1,561	4,052	8,290
Average number of shares outstanding (million)	1,247.1	1,254.3	1,247.6	1,258.3
Earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)	1.83	1.19	3.25	3.02
IFRS Earnings per share (in euros)	1.82	1.24	3.25	6.59

(1)	Includes the effects of first-time application of IFRS 15 on revenue recognition, effective January 1, 2018.
(2)	In 2017, net gain resulting from the divestment of the Animal Health business presented separately in accordance with IFRS 5, Non current assets held-for-sale and discontinued operations.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q3 2018	Q3 2017(1)	Change
Net income attributable to equity holders of Sanofi	2,274	1,561	45.7%
Amortization of intangible assets(2)	537	434
Impairment of intangible assets	191	19
Fair value remeasurement of contingent consideration	(107)	74
Expenses arising from the impact of acquisitions on inventories	15	—
Other expenses related to business combinations	9	—
Restructuring costs and similar items	108	249
Other gains and losses, and litigation(3)	(576)	147
Tax effect of the items listed above:	(147)	(280)
Amortization and impairment of intangible assets	(176)	(128)
Fair value remeasurement of contingent consideration	24	(2)
Expenses arising from the impact of acquisitions on inventories	(4)	—
Restructuring costs and similar items	(32)	(90)
Other tax effects	41	(60)
Other tax items(4)	(39)	—
Share of items listed above attributable to non-controlling interests	—	(3)
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	30	(2)
Animal Health items(5)	4	(63)
Business net income	2,299	2,136	7.6%
IFRS earnings per share(6) (in euros)	1.82	1.24

(1)	Includes the effects of first-time application of IFRS 15 on revenue recognition, effective January 1, 2018.
(2)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €505 million in the third quarter of 2018 and €400 million in the third quarter of 2017.

(3)	In 2018, separation costs for the European Generics business divestiture.
(4)	In 2018, adjustments made to our preliminary analysis of the direct and indirect impacts of US tax reform.
(5)	In 2017, net gain resulting from the divestment of the Animal Health business presented separately in accordance with IFRS 5, Non current assets held-for-sale and discontinued operations.
(6)	Based on an average number of shares outstanding of 1,247.1 million in the third quarter of 2018 and 1,254.3 million in the third quarter of 2017.

€ million	9M 2018	9M 2017(1)	Change
Net income attributable to equity holders of Sanofi	4,052	8,290	(51.1)%
Amortization of intangible assets(2)	1,536	1,424
Impairment of intangible assets	292	31
Fair value remeasurement of contingent consideration	(117)	174
Expenses arising from the impact of acquisitions on inventories	114	176
Other expenses related to business combinations	19	—
Restructuring costs and similar items	715	613
Other gains and losses, and litigation(3)	(509)	154
Tax effect of the items listed above:	(622)	(908)
Amortization and impairment of intangible assets	(451)	(477)
Fair value remeasurement of contingent consideration	35	(33)
Expenses arising from the impact of acquisitions on inventories	(27)	(56)
Restructuring costs and similar items	(215)	(216)
Other tax effects	36	(126)
Other tax items(4)	(132)	111
Share of items listed above attributable to non-controlling interests	(1)	(4)
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	104	41
Animal Health items(5)	4	(4,484)
Business net income	5,455	5,618	(2.9)%
IFRS earnings per share(6) (in euros)	3.25	6.59

(1)	Includes the effects of first-time application of IFRS 15 on revenue recognition, effective January 1, 2018.
(2)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,437 million in the nine first months of 2018 and €1,319 million in the nine first months of 2017.

(3)	In 2018, separation costs for the European Generics business divestiture.
(4)	In 2018, adjustments made to our preliminary analysis of the direct and indirect impacts of US tax reform. In 2017, relates to French 3% tax on dividends.
(5)	In 2017, net gain resulting from the divestment of the Animal Health business presented separately in accordance with IFRS 5, Non current assets held-for-sale and discontinued operations.
(6)	Based on an average number of shares outstanding of 1,247.6 million in the nine first months of 2018 and 1,258.3 million in the nine first months of 2017.

Appendix 5 : currency sensitivity

2018 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.10
Japanese Yen	+5 JPY/EUR	-EUR 0.01
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.03

Currency exposure on Q3 2018 sales

Currency	Q3 2018
US $	40.1%
Euro €	22.2%
Chinese Yuan	6.8%
Japanese Yen	4.2%
Brazilian Real	2.3%
British Pound	2.0%
Mexican Peso	1.7%
Canadian $	1.5%
Russian Ruble	1.4%
Australian $	1.4%
Others	16.4%

Currency average rates

	Q3 2017	Q3 2018	Change
€/$	1.17	1.16	-0.9%
€/Yen	130.38	129.66	-0.6%
€/Yuan	7.84	7.92	+1.1%
€/Real	3.71	4.60	+24.0%
€/Ruble	69.28	76.28	+10.1%

Appendix 6: R&D Pipeline

O : Opt-in rights products for which rights have not been exercised yet

R : Registrational Study (other than Phase 3)

(1)   Regeneron product for which Sanofi has opt-in rights

(2)   Developed in collaboration with REVOLUTION Medicines; also know as RMC-4630

(3)   Sanofi Product for which Sobi has opt-in rights

(4)   Recombinant Coagulation Factor VIII Fc - von Willebrand Factor - XTEN Fusion protein

(5)   Developed in collaboration with Sangamo

(6)   Also known as PRN2246

(7)   Also known as MYK491

(8)   Developed in collaboration with MMV

(9)   Also known as Niemann Pick type B

(10)   Regulus product for which Sanofi has opt-in rights

(11)   Also known as MEDI8897

(12)   Autosomal Dominant Polycystic Kidney Disease

(13)   Also Known as BIVV009

(14)   Also known as SAR439152 and MYK461

(*)   Phase of projects determined by clinicaltrials.gov disclosure timing

(**)   Partnered and/or in collaboration - Sanofi may have limited or shared rights on some of these products

Immuno-inflammation Oncology Rare Diseases Rare Blood Disorders MS & Neuro Diabetes Cardiovascular & metabolism Vaccines New Molecular Entities(*) Phase 1 (Total : 19) Phase 2 (Total : 12) Phase 3 (Total : 8) Registration (Total : 3) SAR439794 TLR4 agonist Peanut Allergy BIVV001(3) rFVIIIFc – vWF – XTEN(4) Hemophilia A SAR440340(**) Anti-IL33 mAb Asthma SAR422459 ABCA4 gene therapy Stargardt Disease isatuximab Anti-CD38 mAb 3L Relapsing Refractory MM (ICARIA) cemiplimab(**) PD-1 inhibitor mAb Advanced CSCC (EU) SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid Tumors ST400(5) ZFN Gene Editing Technology Beta thalassemia SAR156597 IL4/IL13 bispecific mAb Systemic Scleroderma SAR425899 GLP-1/GCG dual agonist Obesity/Overweight in T2D avalglucosidase alfa Neo GAA Pompe Disease ZynquistaTM(**) Oral SGLT-1&2 inhibitor Type 1 Diabetes (U.S./EU) SAR439459 anti-TGFb mAb Advanced Solid Tumors UshStat® Myosin 7A gene therapy Usher Syndrome 1B GZ389988 TRKA antagonist Osteoarthritis SAR407899 rho kinase Microvascular Angina venglustat Oral GCS inhibitor ADPKD(12) Cablivi® Bivalent anti-vWF Nanobody acquired Thrombotic Thrombocytopenic Purpura (U.S.) REGN3767(1) Anti-LAG-3 mAb Advanced Cancers SAR442168(6)(**) BTK inhibitor Multiple Sclerosis Combination ferroquine / OZ439(8)(**) Antimalarial HIV Viral vector prime & rgp120 boost vaccine fitusiran RNAi therapeutic targeting anti-thrombin Hemophilia A and B REGN4659(1) Anti-CTLA-4 mAb Cancer SAR228810 Anti-protofibrillar AB mAb Alzheimer’s Disease ALX0171 Anti RSV Nanobody Respiratory Syncitial Virus SP0232(11)(**) Respiratory syncytial virus Monoclonal Antibody sutimlimab(13) Anti Complement C1s mAb Cold Agglutinin Disease REGN4018(1) Anti-MUC16-CD3 bispecific mAb Ovarian Cancer SAR438335 GLP-1/GIP dual agonist Type 2 Diabetes olipudase alfa rhASM Acid Sphingomyelinase Deficiency(9) SAR341402 Rapid acting insulin Type 1/2 Diabetes SAR439859 SERD Metastatic Breast Cancer SAR440181(7)(**) Myosin activation Dilated Cardiomyopathy SAR339375(10) miRNA-21 Alport Syndrome efpeglenatide(**) Long-acting GLP-1 agonist Type 2 Diabetes SAR442720(2) SHP2 inhibitor Solid Tumors SAR247799 S1P1 agonist Cardiovascular indicationmavacamten(14)(**) Myosin inhibitor - Obstructive Hypertrophic Cardiomyopathy SAR440234 T cell engaging multi spe mAb Leukemia Herpes Simplex Virus Type 2 HSV-2 vaccineRespiratory syncytial virus Infants Vaccines

(1)	Regeneron product for which Sanofi has opt-in rights
(2)	Also known as BIVV009
(3)	Also known as SAR439152 and MYK461
(4)	Transplant ineligible
(5)	U.S. filing pending acceptance by FDA
(*)	Phase of projects determined by clinicaltrials.gov disclosure timing
(**)	Partnered and/or in collaboration - Sanofi may have limited or shared rights on

Additional Indications(*) Phase 1 (Total : 6) Phase 2 (Total : 17) Phase 3 (Total : 23) Registration (Total : 6) SAR439459 + cemiplimab(**) Anti-TGFb mAb + PD-1 inhibitor mAb Advanced Solid Tumors dupilumab(**) Anti-IL4Ra mAbGrass Immunotherapy venglustat Oral GCS inhibitor Gaucher Type 3 dupilumab(**) Anti-IL4Ra mAb Asthma 6—11 years old isatuximab Anti-CD38 mAb Newly Diagnosed MM Te dupilumab(**) Anti-IL4Ra mAb Asthma 12y+ (EU) cemiplimab(**) + REGN3767(1) PD-1 inhibitor mAb + Anti-LAG-3 mAb Advanced Cancers sarilumab(**) Anti-IL6R mAb Polyarticular Juvenile Idiopathic Arthritis venglustat Oral GCS inhibitor Fabry Disease dupilumab(**) Anti-IL4Ra mAb Nasal Polyposis isatuximab Anti-CD38 mAb 1-3L Relapsing Refractory MM (IKEMA) Dupixent®(**) dupilumab Atopic Dermatitis 12 – 17 years old (U.S.(5)/EU) cemiplimab(**) + REGN4659(1) PD-1 inhibitor mAb + Anti-CTLA-4 mAb NSCLC sarilumab(**) Anti-IL6R mAb Systemic Juvenile Arthritis venglustat Oral GCS inhibitor Gaucher related Parkinson’s Disease dupilumab(**) Anti-IL4Ra mAb Eosinophilic Esophagitis Aubagio® teriflunomide Relapsing Multiple Sclerosis – Pediatric Praluent®(**) alirocumab CV events reduction (U.S./EU) cemiplimab(**) + REGN4018(1) PD-1 inhibitor mAb + Anti-MUC16-CD3 bispecific mAb—Ovarian Cancer SAR440340(**) Anti-IL33 mAb COPD mavacamten(3)(**) Myosin inhibitor Non -Obstructive Hypertrophic Cardiomyopathy Dupixent®(**) dupilumab Atopic Dermatitis 6 – 11 years old Lemtrada® alemtuzumab Relapsing Remitting Multiple Sclerosis—Pediatric VaxiGrip® QIV IM Quadrivalent inactivated Influenza vaccine 6—35 months SAR439859 SERD + Palbociclib Metastatic Breast Cancer dupilumab(**) + AR101-CODIT Anti-IL4Ra mAb Peanut Allergy—Pediatric Rabies VRVg Purified vero rabies vaccine Dupixent®(**) dupilumab Atopic Dermatitis 6 months—5 years old ZynquistaTM(**) Oral SGLT-1&2 inhibitor Worsening Heart Failure in Diabetes PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccines (U.S.) sutimlimab(2) Anti Complement C1s mAb Immune Thrombocytopenia cemiplimab(**) PD-1 inhibitor mAb Advanced Basal Cell Carcinoma Adacel+ Tdap booster sarilumab(**) Anti-IL6R mAb Giant Cell Arteritis ZynquistaTM(**) Oral SGLT-1&2 inhibitor Type 2 Diabetes Fluzone® 0,5 mL QIV Quadrivalent inactivated Influenza vaccine 6 months+ isatuximab + cemiplimab(**) Anti-CD38 mAb + PD-1 inhibitor mAb Relapsing Refractory MM Shan 6 DTP-HepB-Polio-Hib Pediatric hexavalent vaccine sarilumab(**) Anti-IL6R mAb Polymyalgia Rheumatica Cerdelga® eliglustat Gaucher Type 1, switch from ERT—Pediatricisatuximab + cemiplimab(**) Anti-CD38 mAb + PD-1 inhibitor mAb Advanced Malignancies cemiplimab(**) PD-1 inhibitor mAb 1L NSCLC Praluent®(**) alirocumab LDL-C reduction—Pediatriccemiplimab(**) PD-1 inhibitor mAb 2L NSCLC cemiplimab(**) PD-1 inhibitor mAb 2L Cervical Cancer Fluzone® QIV HD Quadrivalent inactivated Influenza vaccine—High doseisatuximab + atezolizumab(**) Anti-CD38 mAb + PD-L1 inhibitor mAb Advanced Malignancies cemiplimab(**)+ ipilimumab PD-1 inh. mAb + CTLA4 mAb 1L NSCLC< 50% PDL1+ Men Quad TT Advanced generation meningococcal ACYW conjugate vaccinecemiplimab(**)+ ipilimumab PD-1 inh. mAb + CTLA4 mAb 1L NSCLC ³ 50% PDL1+ Pediatric pentavalent vaccine DTP-Polio-Hib Japanisatuximab Anti-CD38 mAb 1L Newly Diagnosed MM Ti(4) (IMROZ)

Expected Submission Timeline(1)New Molecular Entities Additional Indications2019(2) isatuximab anti-CD38 mAb 3L RRMM (ICARIA)Dupixent®(**) dupilumab AD 6 - 11 years old dupilumab(**) Anti-IL4Ra mAb Nasal Polyposis AdultSAR341402 Rapid acting insulin Type 1/2 Diabetes – EU(3) Fluzone® QIV HD Quadrivalent inactivated Influenza vaccine - High dose Men Quad TT Adv. generation meningococcal U.S.: 2y+ & EU: Toddlers+Pentacel® vIPV DTaP-IPV/Hib2020(2) olipudase alfa rhASM ASD(4)fitusiran RNAi therapeutic targeting anti-thrombin Hemophilia A/B sarilumab(**) Anti-IL6R mAb Polyarticular Juvenile Idiopathic Arthritis isatuximab Anti-CD38 mAb 1-3L RRMM (IKEMA)avalglucosidase alfa NeoGAA Pompe Diseasecemiplimab(**) PD-1 inhibitor mAb 2L Cervical Cancer ZynquistaTM(**) Oral SGLT-1&2 inhibitor Type 2 Diabetessutimlimab(5) Anti Complement C1s mAb Cold Agglutinin Diseasecemiplimab(**) PD-1 inhibitor mAb Advanced BCC Aubagio® teriflunomide Relapsing MS – Pediatriccemiplimab(**) PD-1 inhibitor mAb 1L NSCLCShan 6 DTP-HepB-Polio-Hib Pediatric hexavalent vaccine

(1)	Excluding Phase 1
(2)	Projects within a specified year are not arranged by submission timing
(3)	Submission strategy for the U.S. under evaluation
(4)	Acid Sphingomyelinase Deficiency
(5)	Also known as BIVV009; Currently operating as separate entities. Reported dates are based on prior Bioverativ disclosure of study completion date
(6)	Autosomal Dominant Polycystic Kidney Disease
(7)	Also known as MEDI8897
(8)	Gaucher Related Parkinson’s Disease
(**)	Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products

New Molecular Entities Additional Indications 2021(2) efpeglenatide(**) Long acting GLP1-R agonist Type 2 Diabetesisatuximab Anti-CD38 mAb 1L Newly Diagnosed MM Ti (IMROZ) ZynquistaTM(**) Oral SGLT 1/2 inhibitor Worsening Heart Failure in Diabetesvenglustat Oral GCS inhibitor ADPKD(6)Pediatric pentavalent vaccine DTP-Polio-Hib (Japan)Adacel+ Tdap booster2022 and beyond(2) GZ389988 TRKA antagonist OsteoarthritisSAR156597 IL4/IL13 bispecific mAb Systemic Scleroderma Dupixent®(**) dupilumab AD 6 months - 5 years old sarilumab(**) Anti-IL6R mAb Systemic Juvenile ArthritisSAR440340(**) Anti-IL33 mAb Asthma ALX0171 Anti RSV Nanobody Respiratory Syncitial Virus dupilumab(**) Anti-IL4Ra mAb Eosinophilic Esophagitis dupilumab(**) Anti-IL4Ra mAb Asthma 6 - 11 years oldCombination ferroquine / OZ439(**) Antimalarial SAR407899 rho kinase Microvascular AnginaSAR440340(**) Anti-IL33 mAb COPD sarilumab(**) Anti-IL6R mAb Polymyalgia Rheumatica SAR422459 ABCA4 gene therapy Stargardt Disease SP0232 mAbs(7)(**) Respiratory Syncytial Virus sarilumab(**) Anti-IL6R mAb Giant Cell Arteritis venglustat Oral GCS inhibitor Fabry Disease SAR228810 Anti-protofibrillar AB mAb Alzheimer’s Disease HIV Viral vector prime & rgp120 boost vaccine dupilumab(**) + AR101-CODIT Anti-IL4Ra mAb Peanut Allergy - Pediatric venglustat Oral GCS inhibitor Gaucher Type 3SAR425899 GLP-1/GCG dual agonist Obesity/Overweight in T2Disatuximab Anti-CD38 mAb Newly Diagnosed MM Te Cerdelga® eliglustat Gaucher Type 1, switch from ERT PediatricPraluent®(**) alirocumab LDL-C reduction – Pediatric Rabies VRVg Purified vero rabies vaccinevenglustat Oral GCS inhibitor GrPD(8)

(**)	Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products
(1)	U.S. filing pending acceptance by FDA

Pipeline Movements Since Q2 2018Additions Removals Registration Dupixent®(**) dupilumab Atopic Dermatitis 12 – 17 years old (U.S.(1)/EU)Phase 3 isatuximab Anti-CD38 mAb Newly Diagnosed MM Te sarilumab(**) Anti-IL6R mAb Giant Cell Arteritisdupilumab(**) Anti-IL4Ra mAb Eosinophilic Esophagitis sarilumab(**) Anti-IL6R mAb Polymyalgia RheumaticaPhase 2 isatuximab + atezolizumab(**) Anti-CD38 mAb + PD-L1 inhibitor mAb Advanced Malignanciesdupilumab(**) + AR101-CODIT Anti-IL4Ra mAb Peanut Allergy - PediatricPhase 1 SAR442720(**) SHP2 inhibitor Solid Tumors SAR440234 T cell engaging multi spe mAb Leukemia

Appendix 7: Expected R&D milestones

Products	Expected milestones	Timing
Fluzone® QIV HD	Phase 3 results for prevention of Influenza	Q4 2018
efpeglenatide	Start of Phase 3 in Type 2 Diabetes as add-on to basal insulins	Q4 2018
Dupixent®	U.S. FDA filing in Atopic Dermatitis in Adolescent patients	Q4 2018
dupilumab	Start of Phase 2b/3 trial in Chronic Obstructive Pulmonary Disease	Q1 2019
dupilumab	U.S. sBLA filing in Nasal Polyposis	Q1 2019
isatuximab	Phase 3 results in Multiple Myeloma in combination with PomDex (ICARIA)	Q1 2019
Dupixent®	EU regulatory decision in Asthma in Adult/Adolescent patients	Q1 2019
Dupixent®	U.S. regulatory decision in Atopic Dermatitis in Adolescent patients	Q1 2019
ZynquistaTM (sotagliflozin)	EU regulatory decision expected in Type 1 Diabetes	Q1 2019
ZynquistaTM (sotagliflozin)	U.S. regulatory decision expected in Type 1 Diabetes	Q1 2019
Praluent®	EU regulatory decision in CV events reduction ODYSSEY OUTCOMES	Q1 2019
Cablivi® (caplacizumab)	U.S. regulatory decision in acquired Thrombotic Thrombocytopenic Purpura	Q1 2019
Praluent®	U.S. regulatory decision in CV events reduction ODYSSEY OUTCOMES	Q2 2019
cemiplimab	EU regulatory decision expected in Advanced Cutaneous Squamous Cell Carcinoma	Q2 2019
BIVV001	Expected proof of concept study read-outs in Hemophilia A	H1 2019
Dupixent®	EU regulatory decision in Atopic Dermatitis in Adolescent patients	Q3 2019
sutimlimab	Expected pivotal trial read-outs in Cold Agglutinin Disease	H2 2019

Appendix 8: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the third quarter and first nine months 2018

€ million	Q3 2018	9M 2018
Net sales	9,392	25,466
Effect of exchange rates	(232)	(1,459)
Company sales at constant exchange rates	9,624	26,925

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration related to business combinations or to disposals,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),

•	restructuring costs and similar items(1),

•	other gains and losses (including gains and losses on disposals of non-current assets(1)),

•	costs or provisions associated with litigation(1),

•	tax effects related to the items listed above as well as effects of major tax disputes,

•	net income attributable to non-controlling interests related to the items listed above.

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.